(212) 756-2153	edward.schauder@srz.com

August 9, 2005

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	DynCorp International LLC and
DIV Capital Corporation
(Registration Statement on Form S-4)

Ladies and Gentlemen:

On behalf of DynCorp International LLC and DIV Capital Corporation (the “Filing Persons”), we hereby transmit a Registration Statement for filing in connection with the registration under the Securities Act of an offer by the Filing Persons to exchange $1,000 principal amount of their 9.5% Senior Subordinated Notes due 2013, Series B for each $1,000 principal amount of their outstanding 9.5% Senior Subordinated Notes due 2013, Series A. The Senior Subordinated Notes, Series A were issued and sold on February 11, 2004 in a transaction exempt from registration under the Securities Act. The aggregate principal amount of Senior Subordinated Notes, Series A sold on such date was $320,000,000, all of which are outstanding on the date of this letter. No additional capital is being raised by the Filing Persons in connection with the exchange offer contemplated by this Registration Statement.

Additionally, on behalf of the Filing Persons, we concurrently submit to the staff of the Securities and Exchange Commission (the “Commission”) a supplemental letter containing representations required by existing staff no-action letters.

We note that the appropriate filing fee was previously sent by the Filing Persons to the Commission by wire transfer.

Securities and Exchange Commission

August 9, 2005

If you have any questions concerning the transmitted materials, please do not hesitate to contact Michael R. Littenberg at (212) 756-2524 or the undersigned at (212) 756-2153. If you have any questions concerning the financial statements of the Filing Persons, please do not hesitate to contact Michael Thorne of DynCorp International LLC on behalf of the Filing Persons at (972) 871-6723, or William J. Buechele of Deloitte & Touche LLP, the auditor of the Filing Persons, at (817) 347-3317.

Please acknowledge receipt of this transmission by notifying the person indicated in the “Notify” line in the submission header of the above-referenced filing.

Sincerely,

By:	/s/ Edward H. Schauder
Name: Edward H. Schauder, Esq.